GUNPOWDER GOLD CORP.

 March 6, 2012

Ms. Jennifer Monick

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.
Washington, DC 20549

Re:	Gunpowder Gold Corporation
Form 10-K for the year ended August 31, 2011
Filed on December 14, 2011
File No. 001-34976

Dear Ms. Monick:

We have reviewed your comments to our Form 10-K/A for the fiscal year ended August 31, 2011 filed on February 22, 2012. We thank you for your review to assist and enhance the overall disclosure in our Exchange Act Filings. This letter sets forth the responses of Gunpowder Gold Corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated February 23, 2012, with respect to the above referenced Form 10-K filing.

FORM 10-K/A FOR THE YEAR ENDED AUGUST 31, 2011 FILED ON FEBRUARY 22, 2012

Item 9A – Controls and Procedures

In response to your comments:

Gunpowder Gold Corporation hereby acknowledges and confirms that:

1.	We will make the following additional revisions in future filings:

2.	Pursuant to Item 308 (a) (2) of Regulation S-K we will provide a statement identifying the framework used by the management to evaluate the effectiveness of the internal control over financial reporting

3.	We will revise our conclusion statement to separately conclude on disclosure controls and procedures and internal control over financial reporting, as opposed to one statement combining our conclusions; and

4830 Impressario Court • Suite 109 • Las Vegas, NV 89149 • (702) 380-7865

United States Securities & Exchange Commission

March 6, 2012

4.	In our conclusions we will explicitly refer to disclosure controls and procedures and internal control over financial reporting, as opposed to “disclosure controls” and “financial reporting controls.”

If you have any questions or additional comments please feel free to contact the undersigned.

Very Truly Yours

/s/

Michael Nott, President

4830 Impressario Court • Suite 109 • Las Vegas, NV 89149 • (702) 380-7865